UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Petroshare Corp.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

71677L106
(CUSIP Number)

December 31, 2018
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
[ ]            Rule 13d-1(b)
[x]            Rule 13d-1(c)
[ ]            Rule 13d-1(d)
___________________________________
*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) CamCap Resources Offshore Master Fund, L.P.
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [x]
3	SEC Use Only
4	Citizenship or Place of Organization. Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power 0 shares
6 Shared Voting Power 1,260,000 shares Refer to Item 4 below.
7 Sole Dispositive Power 0 shares
8 Shared Dispositive Power 1,260,000 shares Refer to Item 4 below.
9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,260,000 shares Refer to Item 4 below.
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ] N/A
11	Percent of Class Represented by Amount in Row (9)* 4.5% Refer to Item 4 below.
12	Type of Reporting Person (See Instructions) PN (Partnership)

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) CamCap Resources Partners, LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [x]
3	SEC Use Only
4	Citizenship or Place of Organization. Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power 0 shares
6 Shared Voting Power 1,260,000 shares Refer to Item 4 below.
7 Sole Dispositive Power 0 shares
8 Shared Dispositive Power 1,260,000 shares Refer to Item 4 below.
9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,260,000 shares Refer to Item 4 below.
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ] N/A
11	Percent of Class Represented by Amount in Row (9)* 4.5% Refer to Item 4 below.
12	Type of Reporting Person (See Instructions) OO (Limited Liability Company)

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Cambrian Capital, L.P.
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [x]
3	SEC Use Only
4	Citizenship or Place of Organization. Massachusetts
Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power 0 shares
6 Shared Voting Power 1,260,000 shares Refer to Item 4 below.
7 Sole Dispositive Power 0 shares
8 Shared Dispositive Power 1,260,000 shares Refer to Item 4 below.
9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,260,000 shares Refer to Item 4 below.
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ] N/A
11	Percent of Class Represented by Amount in Row (9)* 4.5% Refer to Item 4 below.
12	Type of Reporting Person (See Instructions) PN (Partnership)

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Cambrian Capital, LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [x]
3	SEC Use Only
4	Citizenship or Place of Organization. Massachusetts
Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power 0 shares
6 Shared Voting Power 1,260,000 shares Refer to Item 4 below.
7 Sole Dispositive Power 0 shares
8 Shared Dispositive Power 1,260,000 shares Refer to Item 4 below.
9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,260,000 shares Refer to Item 4 below.
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ] N/A
11	Percent of Class Represented by Amount in Row (9)* 4.5% Refer to Item 4 below.
12	Type of Reporting Person (See Instructions) OO (Limited Liability Company)

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Ernst von Metzsch
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [x]
3	SEC Use Only
4	Citizenship or Place of Organization. United States
Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power 0 shares
6 Shared Voting Power 1,260,000 shares Refer to Item 4 below.
7 Sole Dispositive Power 0 shares
8 Shared Dispositive Power 1,260,000 shares Refer to Item 4 below.
9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,260,000 shares Refer to Item 4 below.
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ] N/A
11	Percent of Class Represented by Amount in Row (9)* 4.5% Refer to Item 4 below.
12	Type of Reporting Person (See Instructions) IN (Individual)

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Roland von Metzsch
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [x]
3	SEC Use Only
4	Citizenship or Place of Organization. United States
Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power 0 shares
6 Shared Voting Power 1,260,000 shares Refer to Item 4 below.
7 Sole Dispositive Power 0 shares
8 Shared Dispositive Power 1,260,000 shares Refer to Item 4 below.
9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,260,000 shares Refer to Item 4 below.
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ] N/A
11	Percent of Class Represented by Amount in Row (9)* 4.5% Refer to Item 4 below.
12	Type of Reporting Person (See Instructions) IN (Individual)

Item 1.
(a)	Name of Issuer
Petroshare Corp.
(b)	Address of Issuer’s Principal Executive Offices
9635 Maroon Circle, Suite 400 Englewood, Colorado 80112

Item 2.
(a)	Name of Person Filing
CamCap Resources Offshore Master Fund, L.P. CamCap Resources Partners, LLC Cambrian Capital, L.P. Cambrian Capital, LLC Ernst von Metzsch Roland von Metzsch
(b)	Address of Principal Business Office or, if none, Residence
230 California Street, Suite 301 San Francisco, CA 94111
(c)	Citizenship

CamCap Resources Offshore Master Fund, L.P. – Cayman Islands
CamCap Resources Partners, LLC – Delaware
Cambrian Capital, L.P. – Massachusetts
Cambrian Capital, LLC – Massachusetts
Ernst von Metzsch – United States
Roland von Metzsch – United States

(d)	Title of Class of Securities
Common Stock
(e)	CUSIP Number
71677L106

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
(a)	[ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	[ ]	Insurance Company as defined in Section 3(a)(19) of the Act
(d)	[ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e)	[ ]	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	[ ]	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	[ ]	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
(h)	[ ]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	[ ]	A non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J);
(k)	[ ]	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

Item 4.	Ownership***
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount Beneficially Owned***

CamCap Resources Offshore Master Fund, L.P. - 1,260,000 shares
CamCap Resources Partners, LLC - 1,260,000 shares
Cambrian Capital, L.P. - 1,260,000 shares
Cambrian Capital, LLC - 1,260,000 shares
Ernst von Metzsch - 1,260,000 shares
Roland von Metzsch - 1,260,000 shares

(b)	Percent of Class
CamCap Resources Offshore Master Fund, L.P. - 4.5% CamCap Resources Partners, LLC - 4.5% Cambrian Capital, L.P. - 4.5% Cambrian Capital, LLC - 4.5% Ernst von Metzsch - 4.5% Roland von Metzsch - 4.5%
(c)	Number of shares as to which such person has:
	(i)	sole power to vote or to direct the vote

CamCap Resources Offshore Master Fund, L.P. - 0 shares
CamCap Resources Partners, LLC - 0 shares
Cambrian Capital, L.P. - 0 shares
Cambrian Capital, LLC - 0 shares
Ernst von Metzsch - 0 shares
Roland von Metzsch - 0 shares

	(ii)	shared power to vote or to direct the vote

CamCap Resources Offshore Master Fund, L.P. - 1,260,000 shares
CamCap Resources Partners, LLC - 1,260,000 shares
Cambrian Capital, L.P. - 1,260,000 shares
Cambrian Capital, LLC - 1,260,000 shares
Ernst von Metzsch - 1,260,000 shares
Roland von Metzsch - 1,260,000 shares

	(iii)	sole power to dispose or to direct the disposition of

CamCap Resources Offshore Master Fund, L.P. - 0 shares
CamCap Resources Partners, LLC - 0 shares
Cambrian Capital, L.P. - 0 shares
Cambrian Capital, LLC - 0 shares
Ernst von Metzsch - 0 shares
Roland von Metzsch - 0 shares

	(iv)	shared power to dispose or to direct the disposition of

CamCap Resources Offshore Master Fund, L.P. - 1,260,000 shares
CamCap Resources Partners, LLC - 1,260,000 shares
Cambrian Capital, L.P. - 1,260,000 shares
Cambrian Capital, LLC - 1,260,000 shares
Ernst von Metzsch - 1,260,000 shares
Roland von Metzsch - 1,260,000 shares

*** Shares reported herein for CamCap Resources Offshore Master Fund, L.P. (the “CC Resources Master Fund”) represent shares beneficially owned by the CC Resources Master Fund.  Shares reported herein for CamCap Resources Partners, LLC (“CCRP”) and for Cambrian Capital, L.P. (“CCLP”) represent shares beneficially owned by the CC Resources Master Fund, for which CCRP and CCLP serve as general partner and investment manager, respectively.  Cambrian Capital, LLC (“CCLLC”) is the general partner of CCLP.  Ernst von Metzsch and Roland von Metzsch are the managers of each of CCLLC and CCRP, and in such capacities may be deemed to have voting and investment control over the shares reported herein for such entities.  Each of the Reporting Persons disclaims beneficial ownership of all shares except to the extent of its pecuniary interest therein.

Item 5.                Ownership of Five Percent or Less of a Class
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].
Item 6.                Ownership of More than Five Percent on Behalf of Another Person
Not applicable.
Item 7.                Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
Not applicable.
Item 8.	Identification and Classification of Members of the Group
Not applicable.
Item 9.	Notice of Dissolution of Group
Not applicable.
Item 10.	Certification
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibit

1.	Joint Filing Agreement among the Reporting Persons, incorporated by reference to Exhibit 1 to the Schedule 13G filed by the Reporting Persons with respect to the Issuer on January 11, 2017.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.
January 28, 2019
CAMCAP RESOURCES OFFSHORE MASTER FUND, L.P. By: CamCam Resources Partners, LLC, Its General Partner By: /s/ Greg Anderson Greg Anderson Chief Financial Officer

CAMCAP RESOURCES PARTNERS, LLC By: /s/ Roland von Metzsch Roland von Metzsch Manager

CAMBRIAN CAPITAL, L.P. By: /s/ Greg Anderson Greg Anderson Chief Financial Officer

CAMBRIAN CAPITAL, LLC By: /s/ Roland von Metzsch Roland von Metzsch Manager

ERNST VON METZSCH /s/ Ernst von Metzsch

ROLAND VON METZSCH /s/ Roland von Metzsch